FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2006
                                1 February 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.





                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1   Excerpt of Press release of British Sky Broadcasting Group plc announcing Interim Results released on 1 February 2006




British Sky Broadcasting Group plc


Consolidated Income Statement for the half year ended 31 December 2005

------------------------------------------------------------------------------------------------------------------------------
                                                                                   2005/06          2004/05         2004/05
                                                                                 Half year        Half year       Full year
                                                                                      GBPm             GBPm            GBPm
                                                                    Notes       (unaudited)      (unaudited)       (audited)
------------------------------------------------------------------------------------------------------------------------------

 Revenue                                                              2              2,136            1,957           4,071
 Operating expenses                                                   3             (1,722)          (1,601)         (3,249)

 Operating profit                                                                      414              356             822
------------------------------------------------------------------------------------------------------------------------------

 Share of results of joint ventures and associates                                       7               8              14
 Investment income                                                                      20              15              29
 Finance costs                                                                         (51)            (45)            (87)
 Profit on disposal of joint venture                                                     -               9               9
 Profit before tax                                                                     390             343             787
------------------------------------------------------------------------------------------------------------------------------

 Taxation                                                             4               (116)            (98)           (209)
 Profit for the period                                                                 274             245             578
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

 Earnings per share from profit for the period
 Basic and diluted (in pence)                                         5              14.9p           12.7p           30.2p
------------------------------------------------------------------------------------------------------------------------------

All profit for the period is attributable to equity holders of the parent.

All results relate to continuing operations.

The accompanying notes are an integral part of this consolidated income statement.


Consolidated Income Statement for the quarter ended 31 December 2005

                                                                                    2005/06             2004/05
                                                                               Three months        Three months
                                                                          ended 31 December            ended 31
                                                                                                       December
                                                                                       2005                2004
                                                                                       GBPm                GBPm
                                                                                 (unaudited)         (unaudited)
------------------------------------------------------------------------------------------------------------------
 Revenue                                                                              1,113               1,009
 Operating expenses                                                                    (914)               (842)

 Operating profit                                                                       199                 167
------------------------------------------------------------------------------------------------------------------

 Share of results of joint ventures and associates                                        5                  7
 Investment income                                                                       12                  8
 Finance costs                                                                          (26)               (24)
 Profit on disposal of joint venture                                                      -                  9
 Profit before tax                                                                      190                167
------------------------------------------------------------------------------------------------------------------

 Taxation                                                                               (56)               (44)
 Profit for the period                                                                  134                123
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

 Earnings per share from profit for the period
 Basic and diluted (in pence)                                                          7.3p               6.4p
------------------------------------------------------------------------------------------------------------------

All profit for the period is attributable to equity holders of the parent.

All results relate to continuing operations.



Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2005

-------------------------------------------------------------------------------------------------------------------------------
                                                                                       2005/06        2004/05        2004/05
                                                                                     Half year      Half year      Full year
                                                                                          GBPm           GBPm           GBPm
                                                                                    (unaudited)    (unaudited)      (audited)
-------------------------------------------------------------------------------------------------------------------------------
 Profit for the period                                                                     274            245            578
-------------------------------------------------------------------------------------------------------------------------------

Unrealised gains (losses) arising during the period
Cash flow hedges                                                                            19            (78)           (22)
 Tax on cash flow hedges                                                                    (6)            23              6
                                                                                            13            (55)           (16)
-------------------------------------------------------------------------------------------------------------------------------

 Reclassified and reported in profit for the period
 (Gains) losses on cash flow hedges                                                        (18)           54               4
 Tax on cash flow hedges                                                                     6           (16)             (1)
                                                                                           (12)           38               3
-------------------------------------------------------------------------------------------------------------------------------

 Net gains (losses) not recognised in the Income Statement                                   1           (17)            (13)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

 Total recognised income for the period                                                    275           228             565
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

All recognised income for the period is attributable to equity holders of the parent.


Consolidated Balance Sheet as at 31 December 2005

 -----------------------------------------------------------------------------------------------------------------------------
                                                                                  31 December     31 December        30 June
                                                                                         2005            2004           2005
                                                                                         GBPm            GBPm           GBPm
                                                                       Notes       (unaudited)     (unaudited)      (audited)
 -----------------------------------------------------------------------------------------------------------------------------

 Non-current assets
 Goodwill                                                                                 417             417           417
 Intangible assets                                                                        221             169           202
 Property, plant and equipment                                                            349             283           335
 Investments in joint ventures and associates                                              29              25            23
 Available for sale investments                                                            52               2             2
 Derivative financial assets                                                               13               8             9
 Deferred tax assets                                                                       79             131           105
                                                                                        1,160           1,035         1,093
 -----------------------------------------------------------------------------------------------------------------------------

 Current assets
 Inventories                                                                              568             599           321
 Trade and other receivables                                                              389             375           331
 Derivative financial assets                                                               29               2            14
 Short-term deposits                                                                      764              65           194
 Cash and cash equivalents                                                                889             642           503
                                                                                        2,639           1,683         1,363
 -----------------------------------------------------------------------------------------------------------------------------

 Total assets                                                                           3,799           2,718         2,456
 -----------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------

 Current liabilities
 Borrowings                                                                               174               -             -
 Trade and other payables                                                               1,376           1,242         1,031
 Derivative financial liabilities                                                          26              41             6
 Current tax liabilities                                                                  116             110           100
 Provisions                                                                                 6               1            13
                                                                                        1,698           1,394         1,150
 -----------------------------------------------------------------------------------------------------------------------------

 Non-current liabilities
 Borrowings                                                                             1,854             911           982
 Other payables                                                                            23              27            25
 Derivative financial liabilities                                                          80             173           112
                                                                                        1,957           1,111         1,119
 -----------------------------------------------------------------------------------------------------------------------------

 Total liabilities                                                                      3,655           2,505         2,269
 -----------------------------------------------------------------------------------------------------------------------------

 Shareholders' equity                                                    7                144             213           187
 -----------------------------------------------------------------------------------------------------------------------------

 Total liabilities and shareholders' equity                                             3,799           2,718         2,456
 -----------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this consolidated balance sheet.


Consolidated Cash Flow Statement for the half year ended 31 December 2005

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         2005/06      2004/05      2004/05
                                                                                       Half year    Half year    Full year
                                                                                            GBPm         GBPm         GBPm
                                                                           Notes      (unaudited)  (unaudited)    (audited)
-----------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Cash generated from operations                                              8a               514          407          989
Interest received                                                                             16           17           28
Taxation paid                                                                                (76)         (28)        (103)
(Increase) decrease in short-term deposits                                                  (570)          71          (60)

Net cash (used in) from operating activities                                                (116)         467          854
-----------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Funding to joint ventures and associates                                                      (2)          (4)          (4)
Repayments of funding from joint ventures and associates                                       1            6            8
Dividends received from joint ventures and associates                                          3            7           12
Proceeds from the sale of a joint venture                                                      -           14           14
Purchase of property, plant and equipment                                                    (58)         (60)        (149)
Purchase of intangible assets                                                                (36)         (63)         (92)
Purchase of available-for-sale investments                                                   (51)           -            -
Proceeds from the sale of equity investments                                                   -            -            1

Net cash used in investing activities                                                       (143)        (100)        (210)
-----------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from issue of guaranteed notes                                     8b             1,014            -            -
Proceeds from disposal of shares in Employee Share Ownership Plan
("ESOP")                                                                                       7            2            4
Purchase of own shares for ESOP                                                                -            -          (14)
Share buy-back                                                                              (240)        (128)        (416)
Interest paid                                                                                (44)         (49)         (91)
Dividends paid to shareholders                                                               (92)         (63)        (138)

Net cash from (used in) financing activities                                                 645         (238)        (655)
-----------------------------------------------------------------------------------------------------------------------------

Effect of foreign exchange rate changes                                                        -            -            1

Net increase (decrease) in cash and cash equivalents                        8b               386          129          (10)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this consolidated cash flow statement.


Notes to the interim accounts

1        Basis of preparation
The interim accounts for the half year ended 31 December 2005 were approved by the Board of Directors on 31 January 2006. The 2006 Annual Report & Accounts will contain the Group's first full financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union ("EU"). Accordingly, the unaudited accounts for the half year ended 31 December 2005 and the restatement of financial information for the year ended 30 June 2005 and the half year ended 31 December 2004 have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") as adopted by the EU.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2006, this date will be 2 July 2006, this being a 52 week year (Fiscal Year 2005: 3 July 2005, 53 week year). This interim report is prepared to 1 January 2006, being the first 26 weeks of the 52 week year (Fiscal Year 2005: 26 weeks of the 53 week year). For convenience purposes, the Group continues to date its interim report as of 31 December 2005.

The IFRS information for the year ended 30 June 2005 was derived from information extracted from the statutory financial statements prepared under UK GAAP and filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985. The restated IFRS information for the year ended 30 June 2005 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

The unaudited interim accounts for the half year ended 31 December 2005 do not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.


2    Revenue

--------------------------------------------------------------------------------------------------------------------------------
                                                                                             2005/06      2004/05     2004/05
                                                                                           Half year    Half year   Full year
                                                                                                GBPm         GBPm        GBPm
                                                                                          (unaudited)  (unaudited)   (audited)
 -------------------------------------------------------------------------------------------------------------------------------

 DTH subscribers                                                                               1,554        1,426       2,968
 Cable subscribers                                                                               112          109         219
 Advertising                                                                                     171          159         329
 Sky Bet                                                                                         136          118         261
 Sky Active                                                                                       46           46          92
 Other                                                                                           117           99         202
                                                                                               2,136        1,957       4,071
 -------------------------------------------------------------------------------------------------------------------------------

3     Operating expenses

 -------------------------------------------------------------------------------------------------------------------------------
                                                                                             2005/06      2004/05     2004/05
                                                                                           Half year    Half year   Full year
                                                                                                GBPm         GBPm        GBPm
                                                                                          (unaudited)  (unaudited)   (audited)
 -------------------------------------------------------------------------------------------------------------------------------

 Programming                                                                                     810          806       1,635
 Transmission and related functions                                                               87           87         171
 Marketing                                                                                       332          264         527
 Subscriber management                                                                           215          193         385
 Administration                                                                                  154          145         295
 Betting                                                                                         124          106         236
                                                                                               1,722        1,601       3,249
 -------------------------------------------------------------------------------------------------------------------------------



4    Taxation

Taxation recognised in the income statement

--------------------------------------------------------------------------------------------------------------------------------
                                                                                         2005/06        2004/05       2004/05
                                                                                        Half year     Half year     Full year
                                                                                           charge        charge        charge
                                                                                             GBPm          GBPm          GBPm
                                                                                       (unaudited)   (unaudited)     (audited)
--------------------------------------------------------------------------------------------------------------------------------

Current tax expense

Current year                                                                                   93            73           163

Adjustment in respect of prior years                                                            -            (8)           (8)

Total current tax                                                                              93            65           155
--------------------------------------------------------------------------------------------------------------------------------



Deferred tax expense

Origination and reversal of temporary differences                                              23            32            71

Adjustment in respect of prior years                                                            -             1           (17)

Total deferred tax                                                                             23            33            54
--------------------------------------------------------------------------------------------------------------------------------



Taxation                                                                                      116            98           209
--------------------------------------------------------------------------------------------------------------------------------

At 31 December 2005 a deferred tax asset of GBP14 million (2004/05: half year GBP12 million; full year GBP14 million) principally arising from UK losses in the Group has not been recognised as these losses can be offset only against taxable profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses.

A deferred tax asset of GBP64 million (2004/05: half year GBP64 million; full year GBP64 million) has not been recognised in respect of trading losses in the Group's German holding companies of KirchPayTV on the basis that it is not probable that these temporary differences will reverse.

A deferred tax asset of GBP330 million (2004/05: half year GBP450 million; full year GBP330 million) has not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV, on the basis that these temporary differences do not meet the criteria of a reversal being probable. The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of GBP24 million (2004/05: half year GBP25 million; full year GBP24 million) which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised.


5    Earnings per share

Basic earnings per share represents profit for the period, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period.

Diluted earnings per share represents the profit for the period, divided by the weighted average number of Ordinary Shares in issue during the period, less the weighted average number of shares held in the Group's ESOP trust during the period, plus the weighted average number of dilutive shares resulting from share options and other potential Ordinary Shares outstanding during the period.


The weighted average number of shares was:

----------------------------------------------------------------------------------------------------------------------------
                                                                                     2005/06        2004/05       2004/05
                                                                                   Half year      Half year     Full year
                                                                                 Millions of    Millions of   Millions of
                                                                                      shares         shares        shares
                                                                                  (unaudited)    (unaudited)     (audited)
----------------------------------------------------------------------------------------------------------------------------

Ordinary Shares                                                                        1,849          1,939         1,917
ESOP trust Ordinary Shares                                                                (4)            (4)           (4)
Basic shares                                                                           1,845          1,935         1,913
----------------------------------------------------------------------------------------------------------------------------

Dilutive Ordinary Shares from share options                                                2              2             4
Diluted shares                                                                         1,847          1,937         1,917
----------------------------------------------------------------------------------------------------------------------------

The calculation of diluted earnings per share excludes 34 million share options (2004/05: half year 41 million; full year 37 million), which could potentially dilute earnings per share in the future, because they were anti-dilutive for the period since the expected future proceeds from the options exceeded the average fair value of shares during the period.


6    Equity dividends

----------------------------------------------------------------------------------------------------------------------------
                                                                                       2005/06        2004/05      2004/05
                                                                                     Half year      Half year    Full year
                                                                                          GBPm           GBPm         GBPm
                                                                                    (unaudited)    (unaudited)    (audited)
----------------------------------------------------------------------------------------------------------------------------

2004/05 Interim dividend paid: 4.0p per Ordinary Share                                       -              -          77
2004/05 Final dividend paid: 5.0p per Ordinary Share (2003/04: 3.25p)                       92             63          63
                                                                                            92             63         140
----------------------------------------------------------------------------------------------------------------------------

The proposed interim dividend for the half year ended 31 December 2005 of 5.5 pence per Ordinary Share, was approved by the Directors, and was recognised as a GBP100 million liability, on 31 January 2006. It will be paid on 25 April 2006 to shareholders of record on 31 March 2006.

The ESOP has waived its rights to dividends.


7    Reconciliation of movement in shareholders' equity

----------------------------------------------------------------------------------------------------------------------------
                                           Capital                                                                  Total
                       Share     Share  redemption   Special        ESOP     Merger     Hedging     Retained shareholders'
                     capital   Premium     reserve   reserve     reserve    reserve     reserve     earnings       equity
                        GBPm      GBPm        GBPm      GBPm        GBPm       GBPm        GBPm         GBPm         GBPm
----------------------------------------------------------------------------------------------------------------------------

At 1 July 2004           971     1,437           -        14         (30)       222          (1)      (2,447)         166
Share buyback            (37)        -          37         -           -          -           -         (416)        (416)
Recognition and            -         -           -         -           -          -         (18)           -          (18)
transfer of cash
flow hedges
Share-based                -         -           -         -          (2)         -           -           17           15
payments
Tax on items taken         -         -           -         -           -          -           5          (3)            2
directly to equity
Profit for the year        -         -           -         -           -          -           -          578          578
Dividends                  -         -           -         -           -          -           -         (140)        (140)
At 1 July 2005           934     1,437          37        14         (32)       222         (14)      (2,411)         187
Share buyback            (23)        -          23         -           -          -           -         (240)        (240)
Recognition and            -         -           -         -           -          -           1            -            1
transfer of cash
flow hedges
Share-based                -         -           -         -          15          -           -            1           16
payments
Tax on items taken         -         -           -         -           -          -           -           (2)          (2)
directly to equity
Profit for the             -         -           -         -           -          -                      274          274
period
Dividends                  -         -           -         -           -          -                      (92)         (92)
At 31 December 2005      911     1,437          60        14         (17)       222         (13)      (2,470)         144
----------------------------------------------------------------------------------------------------------------------------

The period from 1 July 2004 to 30 June 2005 is audited. The period from 1 July 2005 to 31 December 2005 is unaudited.

Share option schemes

At 31 December 2005, the Group's ESOP held 2,991,441 Ordinary Shares in the Company at an average cost of GBP5.79 per share. During the period, 2,617,771 shares were utilised relating to the exercise of Long Term Incentive Plan, Equity Bonus Plan, Key Contributor Plan, Executive Share Option Scheme and Sharesave Scheme awards.

Purchase of own shares

On 12 November 2004, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares. On 4 November 2005, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to further purchase up to 92 million Ordinary Shares. Under the former resolution, during the year ended 30 June 2005, the Company purchased, and subsequently cancelled, 74 million Ordinary Shares at an average price of 560 pence per share, with a nominal value of GBP37 million, for a consideration of GBP416 million. This represents 4% of called-up share capital at the beginning of the year. During the half year ended 31 December 2005 the Company purchased, and subsequently cancelled, 45 million Ordinary Shares at an average price of 528 pence per share, with a nominal value of GBP23 million, for a consideration of GBP240 million. This represents 2% of called-up share capital at the beginning of the half year period under review.



8    Notes to consolidated cash flow statement

a)   Reconciliation of profit before taxation to cash generated from operations

 ------------------------------------------------------------------------------------------------------------------------------
                                                                                        2005/06        2004/05        2004/05
                                                                                      Half year      Half year      Full year
                                                                                           GBPm           GBPm           GBPm
                                                                                     (unaudited)    (unaudited)      (audited)
 ------------------------------------------------------------------------------------------------------------------------------

 Profit before taxation                                                                     390            343            787
 Adjustments for:
 Depreciation of property, plant and equipment                                               36             20             47
 Amortisation of intangible assets                                                           20             28             45
 Loss on disposal of property, plant and equipment                                            -              -              2
 Profit on disposal of joint venture                                                          -             (9)            (9)
 Net finance costs                                                                           31             30             58
 Share of results of joint ventures and associates                                           (7)            (8)           (14)
                                                                                            470            404            916
 ------------------------------------------------------------------------------------------------------------------------------

 (Increase) decrease in trade and other receivables                                         (54)           (13)            34
 (Increase) decrease in inventories                                                        (211)           275             28
 Increase (decrease) in trade and other payables                                            312           (248)           (67)
 (Decrease) increase in provisions                                                           (7)             -             12
 Decrease (increase) in derivative financial instruments                                      4            (11)            66
 Cash generated from operations                                                             514            407            989
 ------------------------------------------------------------------------------------------------------------------------------



b)   Analysis of movements in net debt

 ----------------------------------------------------------------------------------------------------------------------------

                                           As at                            As at                                     At 31
                                         1 July      Cash    Non-cash      1 July          Cash      Non-cash      December
                                           2004  movements  movements        2005     movements     movements          2005
                                           GBPm       GBPm       GBPm        GBPm          GBPm          GBPm          GBPm
                                       (audited)  (audited)  (audited)   (audited)   (unaudited)   (unaudited)   (unaudited)
 ----------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents                  513      (11)           1         503           386             -           889
 Short-term deposits                        134        60           -         194           570             -           764
                                            647        49           1         697           956             -         1,653
 ----------------------------------------------------------------------------------------------------------------------------

 Borrowings                                (958)        -         (24)       (982)       (1,014)          (32)       (2,028)
 Borrowings-related derivative
 financial instruments                      (99)        -          (4)       (103)            -            20           (83)

 Net debt                                  (410)       49         (27)       (388)          (58)          (12)         (458)
 ----------------------------------------------------------------------------------------------------------------------------

On 20 October 2005, the Group issued guaranteed notes (the "new notes") consisting of US $750 million aggregate principal amount of notes paying 5.625% interest and maturing on 15 October 2015, US $350 million aggregate principal amount of notes paying 6.500% interest and maturing on 15 October 2035 and GBP400 million aggregate principal amount of notes paying 5.750% interest and maturing on 20 October 2017. The new notes are carried in the balance sheet at GBP1,024 million at 31 December 2005.

In accordance with the Group's treasury policy, various cross-currency swap agreements have been entered into to swap the Group's exposure from the new notes into pounds sterling. In addition, the Group has entered into pound sterling interest rate swap agreements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. The total fair value of new cross-currency swap and interest rate swap agreements associated with the new notes carried on the balance sheet at 31 December 2005 is GBP10 million.


9    Other matters

Events after the balance sheet date

On 21 October 2005, Sky Broadband Services Limited ("Sky Broadband"), a subsidiary of British Sky Broadcasting Group plc, made a recommended cash offer for the entire issued and to be issued share capital of Easynet Group plc ("Easynet"). On 6 January 2006, the offer was declared unconditional in all respects. On 12 January 2006, Sky Broadband had received valid acceptances of the offer in respect of more than nine-tenths in value of Easynet shares to which the offer related and implemented the procedure set out in sections 428 to 430F of the Companies Act 1985 to acquire compulsorily those shares which had not been assented to the offer. As of 31 January 2006, Sky Broadband has acquired or received valid acceptances under the offer for 99% of the existing issued share capital of Easynet.

Contingent liabilities

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel
(UK), Paramount UK and National Geographic Channel UK.

The Directors do not expect any material loss to arise from the above contingent liabilities.

Contingent assets

Under the terms of one of the Group's channel distribution agreements, British Sky Broadcasting Limited is entitled to receive a payment (unless the agreement is terminated due to the default of the Group), between July and September 2006, equal to a proportion of the fair value of certain of the channels under that distribution agreement. The fair value of the channels is to be determined at the earlier of contract termination and 30 June 2006. Accordingly, it is not yet possible to determine the value of the payment to be received.

The Group has served a claim for a material amount against an information and technology services provider, which provided services to the Group as part of the Group's investment in Customer Relationship Management ("CRM") software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

Changes in estimates

There have been no material changes in estimates of amounts reported in the six months ended 31 December 2005 or in the year ended 30 June 2005.

10   Regulatory update

European Commission Investigation - Football Association Premier League Limited ("FAPL")

The European Commission's investigation into the FAPL's joint selling of exclusive broadcast rights to football matches is close to being concluded: the Commission published a notice on 30 April 2004 inviting third party comments on its intention to adopt a decision, making commitments offered by the FAPL legally enforceable and to close its file. Among other things, these commitments addressed the next auction of rights by the FAPL for the 2007/08 and subsequent seasons and included a commitment that no single broadcaster would be able to buy all of the packages of live rights.

In November 2005 the Commission announced that it had received improved commitments from the FAPL and that these revised commitments addressed points raised in the public consultation, including: specifying the precise terms of the "no single buyer" rule and the conduct of the auction process; the creation of more evenly balanced packages of rights; and increasing the availability of rights to broadcast via mobile phones.

The Commission has stated that it will prepare a draft decision rendering the revised commitments legally binding. This will be sent to the competition authorities of Member States for consultation, following which the Commission will issue a final decision, no later than the first quarter of 2006.

The Commission confirmed in 2004 in a "comfort letter" that, on the basis of performance by the Group of certain commitments given by the Group to the Commission, it has fully and finally settled the Commission's other investigations in connection with the Group's bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between the Group and FAPL.


European Commission Sector Inquiry - "New Media" Sports Rights

In September 2005, the European Commission published its concluding report on its sector inquiry into the provision of audio-visual content from sports events over 3G networks, which it had initiated in January 2004.

The European Commission has identified a number of commercial practices which it considers raise competition concerns in relation to the availability of mobile sports content and on which it states that it will focus in the future. Among others, these include: (i) the sale of what the European Commission considers to be bundled audiovisual rights for various retail platforms to one or a few operators, in relation to which the European Commission has said that it will target situations where rights to premium sports remain under-exploited through such bundled sale of rights and subsequent warehousing of rights by powerful operators; and (ii) restricting the length and timing of 3G transmissions of sports coverage, which the European Commission considers may have a negative impact on the value of 3G rights and the take-up of 3G sports services by consumers.

The European Commission has stated that it will take account of the findings of the sector inquiry in future proceedings in this area. It has also stated that it will further review, together with the relevant national competition authorities of Member States, potentially harmful situations identified during the sector inquiry, and that procedures will be initiated in cases where behavior is not adjusted to comply with the requirements of competition law.

The  European   Commission  has  not  announced  any  proceedings  arising  from situations identified in the sector inquiry or publicly indicated which individual companies might be the subject of proceedings. At this stage, the Group is unable to determine whether the European Commission's concluding report or any subsequent proceedings might have a material effect on the Group.


10   Regulatory update (continued)

Ofcom review of conditional access guidelines

In May 2005, the Office of Communications ("Ofcom") initiated a review of its guidelines entitled "The pricing of conditional access services and related issues". These guidelines, which were originally adopted by the Office of Telecommunications (Oftel) in May 2002, set out Ofcom's policy towards the regulation of the supply of conditional access (and access control) services (including the structure of tariffs charged for such services).

In November 2005, Ofcom published a consultation document as part of this review entitled "Provision of Technical Platform Services - a consultation on proposed guidance as to how Ofcom may interpret the meaning of "fair, reasonable and non-discriminatory" and other regulatory conditions when assessing charges and terms offered by regulated providers of Technical Platform Services". The deadline for comments on this consultation document is 1 February 2006. The Group is co-operating with this review and at this stage, is unable to determine whether the review will have a material effect on the Group.



11   UK GAAP to IFRS reconciliations

The following is a summary of the effects of the adjustments from UK GAAP to IFRS for the half year ended 31 December 2004.


-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   2004/05
                                                                                                                 Half year
                                                                                                                      GBPm
                                                                                                                (unaudited)
-----------------------------------------------------------------------------------------------------------------------------

Profit for the period under UK GAAP                                                                                    154
Adjustments:
Goodwill amortisation                                                                                                   57
Profit on disposal of joint venture                                                                                     32
Financial instruments and hedge accounting                                                                              10
Share-based payments                                                                                                    (6)
Tax impact of IFRS adjustments                                                                                          (2)
Profit for the period under IFRS                                                                                       245
-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
                                                                                                               31 December
                                                                                                                      2004
                                                                                                                      GBPm
                                                                                                                (unaudited)
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under UK GAAP                                                                                      83
Adjustments:
Goodwill amortisation                                                                                                   57
Deferred taxation                                                                                                       10
Share-based payment                                                                                                     19
Financial instruments and hedge accounting                                                                             (36)
Joint ventures                                                                                                           3
Dividend accrual                                                                                                        77
Shareholders' equity under IFRS                                                                                        213
-----------------------------------------------------------------------------------------------------------------------------

There were no material adjustments to the cash flow statement for the half year ended 31 December 2004.






                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 1 February 2006                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary